May 11, 2007                         Alan L. Talesnick
                                     303-894-6378
                                     atalesnick@pattonboggs.com



VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange
Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549


     Re:  Form 10-SB filed by Knight Energy Corp.
          Filed February 12, 2007
          File No. 0-52470


Dear Mr. Schwall:

     On behalf of Knight Energy Corp. (the "Company"), this letter provides the Company's response to the Staff's comments in its letter dated March 13, 2007 concerning the Company's Registration Statement on Form 10-SB (the "Prospectus") filed with the Commission on February 12, 2007 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff's letter. All information in these responses was provided to us by the Company.

     1. We remind you that the Form 10-SB registration statement becomes effective automatically under the Exchange Act 60 days from February 12, 2007, the date you first filed it. The Exchange Act reporting requirements become operative at that time.

     Response to Comment 1:

     The   Company   is   aware   that  the   Prospectus   became
automatically effective 60 days from February 12, 2007, and the Exchange Act reporting requirements became effective at that time.

     2. Revise to comply with the amended executive compensation and related party disclosure requirements, including amended Item 402 and newly adopted Item 407 of Regulation S-B. See Section VII of Release No. 34-54302A (Nov. 7, 2006) and


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MAY 11, 2007
Page 2


Interpretation  J.8B  of  the Division of  Corporation  Finance's
Manual  of  Publicly  Available Telephone  Interpretations  (July
1997).

     Response to Comment 2:

     The Company has revised the Prospectus to comply with the amended executive compensation and related party disclosure requirements, including amended Item 402 and newly adopted Item
407 of Regulation S-B.

     3. It appears that you have included information not relevant in the context of a filing on Form 10-SB. For example, we note the sections entitled "Other Expenses of Issuance and Distribution" and "Undertakings." In the risk factor captioned "We are controlled" at page 15, you refer to "this Offering" and changes that would result. Finally, you include incorrect signature page language, referring to the Securities Act of 1933. Please carefully review the filing and make appropriate revisions.

     Response to Comment 3:

     The Company has revised the Prospectus to respond to these comments.

     4.    Please  remove  the  statement  that  "[s]ome  of  the
information in this Form 10-SB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933." As a penny stock issuer, you are not entitled to rely on the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act.

     Response to Comment 4:

     The Company has revised the Prospectus to remove this statement.

     5.    Please describe your business activities between  2000
and June 2006.

     Response to Comment 5:

     The Company has revised the Prospectus to describe its business activities between 2000 and June 2006.

     6. Please briefly discuss the formation of Knight Energy Corp. Discuss the events that led to its merger into and with ITG and the business purpose for the merger. Also clarify whether Knight Energy is a Delaware or Nevada company. We note the references on page F-5 indicating that Knight Energy is a Delaware company and on page 2 indicating that it is a Nevada company.


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May 11, 2007
Page 3


     Response to Comment 6:

     The  Company  has  revised  the Prospectus  to  discuss  the formation of Knight Energy Corp., and to discuss the circumstances related to the merger between Knight Energy Corp., a Delaware corporation ("Knight Delaware"), and Integrated Technology Group, ("ITG"). The Company has also revised the Prospectus to distinguish between Knight Delaware, Knight Energy Corp., a Nevada corporation, and Knight Energy Corp., a Maryland corporation.

     7. It appears that the ITG filed a Form 15, which had the effect of suspending ITG's reporting obligations. Please explain which SEC reporting obligations "the Company" "assumed" as a result of its merger with ITG.

     Response to Comment 7:

     The Company has revised the Prospectus to respond to this comment.

     8. To the extent possible, minimize duplicative disclosure throughout the filing. We note that the disclosure under "Current Natural Gas and Oil Projects" repeats the information under "Our Company" and that the Salt Creek Prospect disclosure appears at pages 2, 3 and 7. Please revise as appropriate.

     Response to Comment 8:

     The   Company   has  revised  the  Prospectus  to   minimize
duplicative disclosure throughout the filing.

     9. Advise us upon which exemption from registration you relied in making the exchange you describe in the second paragraph, and discuss the basis for your reliance.

     Response to Comment 9:

     The Company has revised the Prospectus to respond to this comment.

     10. Ensure that you discuss the material rules and regulations that affect your operations. In that regard, the limitation "qualified in its entirety by the foregoing" and by reference to the "full text" appears inappropriate. Please revise accordingly.

     Response to Comment 10:

     The Company has revised the Prospectus to respond to this comment.


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May 11, 2007
Page 4



     11. Eliminate statements that mitigate the risk you present, including for example the last sentence under "Accounting rules may-require write-downs," the clause that begins "although" in the last sentence under "Our ability to market" and the last two sentences under "Our officers and directors are engaged in other businesses." Similarly, revise statements such as "no guarantee," "there can be no assurance,"
"there is no assurance," "we cannot predict," "nor can we be sure," "uncertainties inherent," "beyond our control," and "cannot be accurately predicted" to instead present each risk plainly and directly.

     Response to Comment 11:

     The Company has revised the "Risk Factors" section of the Prospectus to respond to this comment.

     12. Ensure that the subheadings and text of your risk factors provide meaningful disclosure. Rather than state that an event may have an adverse impact on you or disadvantage you or your stockholders, describe the adverse impact or how you may be disadvantaged. For example, we refer you to "Oil and gas reserve estimates may not be accurate."

     Response to Comment 12:

     The Company has revised the Prospectus to respond to this comment.

     13. Move the mitigating language cited above in comment 11 so that it appears outside the Risk Factors section, and in the same location also discuss any measures you have implemented to address potential conflicts of interest. If true, discuss in the Risk Factors section that the officers devote a substantial amount of their time and energy to other business ventures, and make clear any potential risks this could cause. We may have additional comments.

     Response to Comment 13:

     The Company has revised the Prospectus to respond to this comment.

     14. Please provide the information required by Item 303(a) of Regulation S-B.

     Response to Comment 14:

     The Company has revised the Prospectus to provide the information required by Item 303(a) of Regulation S-B.

     15.   Please clarify the reference to March 2, 2006 as  your
inception  date.   We note your disclosure on page  2  indicating
that you were originally formed on May 8, 1998.


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May 11, 2007
Page 5


     Response to Comment 15:

     The Company has revised the Prospectus to clarify the reference to March 2, 2006 as the Company's inception date.

     16. Please expand your disclosures to identify the fiscal year end you have designated. If you have designated June 30th to be your fiscal year end, please update the financial statements of Knight Energy Corp. and Subsidiaries through December 31, 2006, which may be unaudited, in accordance with Item 310(g) of Regulation S-B. Further, revise the respective unaudited statement of cash flows to include a column representing the six months ended December 31, 2006 in accordance with Item 310(b) of Regulation S-B.

     However, if you have designated December 31st to be your fiscal year end, please amend your filing to include audited financial statements of Knight Energy Corp. and Subsidiaries for the period ended December 31, 2006 in accordance with Item 310(g)(2) of Regulation S-B.

     Response to Comment 16:

     The  Company has revised the Prospectus to identify December
31, 2006 as its designated fiscal year end, and to update the financial statements of the Company and its subsidiaries through December 31, 2006.

     17. We note your disclosure stating that your discussion of the results of operations should be read in conjunction with your unaudited financial statements. However, you then discuss liquidity and cash flows, with no mention of your results of operations for either the fiscal or interim periods. Please comply with Item 303(b)(1) and (2) of Regulation of S-B.

     Response to Comment 17:

     The  Company has revised the Prospectus to comply with  Item
303(b)(1) and (2) of Regulation S-B.

     18. Please briefly discuss the nature of Harrysen Mittler, Matthew Henninger, and Lake Capital AG's association with you.
We note that you provide your business address for each of these security holders.

     Please disclose the natural person(s) with the power to vote and dispose of the securities held by each of Lake Capital AG and Nortia Capital Partners, Inc.


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May 11, 2007
Page 6


     Response to Comment 18:

     The Company has revised the Prospectus to disclose the association between the Company and Harrysen Mittler, Matthew Henninger and Lake Capital AG. The Company has also disclosed the natural persons with the power to vote and dispose of the securities held by each of Lake Capital AG and Nortia Capital Partners, Inc.

     20. Please disclose the amount of time that each named officer and director devotes to your operations. We may have additional comments.

     Response to Comment 20:

     The Company has revised the Prospectus to disclose the amount of time that each named officer and director devotes to its operations.

     21.   Please  revise  to identify by  name  all  persons  or
entities   with  whom  you  have  engaged  in  a  related   party
transaction.

     Response to Comment 21:

     The Company has revised the Prospectus to identify by name all persons and entities with whom it has engaged in a related party transaction.

     22. Ensure that you discuss all related party transactions. We note that you disclose on page F-12 having executed an agreement with Lake Capital AG, a related party, but do not provide any relevant discussion under this section. Also file as an exhibit the agreement with Lake Capital.

     Response to Comment 22:

     The Company has revised the Prospectus to discuss all related party transactions and has filed as an exhibit its agreement with Lake Capital AG.

     23. We note that your principal public accountant, Hein & Associates LLP, declined to stand for reelection in November 2006, and that you subsequently engaged Whitley Penn LLP. Please obtain and file a letter from your former accountants regarding the level of their concurrence or disagreement with the statements made by you concerning their resignation, to comply with Items 601(b)(16) and 304(a)(3) of Regulation S-B.


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May 11, 2007
Page 7


     Response to Comment 23:

     The Company has obtained a letter from Hein & Associates LLP regarding their concurrence with the statements made regarding their resignation, and has filed this letter as exhibit 10.1 to the Prospectus.

     24. Please comply with Item 701(d) of Regulation S-B, and discuss the facts that made the claimed exemptions available.

     Response to Comment 24:

     The  Company has revised the Prospectus to comply with  Item
701(d) of Regulation S-B.

     25. We note your disclosure stating "In March 2006, our current officers and directors and certain other persons purchased 13,750,000 common shares of Knight Delaware for $.001 per share. In November 2006, we exchanged share of our common stock on a one-to-one basis for these 13,750,000 Knight Delaware shares." Please expand your disclosure to clarify who Knight Delaware is and how the shares of this entity relate to the shares issued by Integrated Technology Group, Inc.

     Response to Comment 25:

     The Company has revised the Prospectus to clarify who Knight
Delaware is and to indicate how the shares of Knight Delaware relate to the shares issued by Integrated Technology Group, Inc.

     26.   Please number the exhibits in accordance with Item  1,
Part III of Form 10-SB.

     Response to Comment 26:

     The Company has revised the Prospectus to number its exhibits in accordance with Item 1, Part III of Form 10-SB.

     27.   Please  include all information required  in  Industry
Guide 2 and SFAS 69.

     Response to Comment 27:

     The Company has revised the Prospectus to include all information required in Industry Guide 2 and SFAS 69.


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May 11, 2007
Page 8


     28. Please provide you reserve report and the technical support that justifies the cited volumes meet the definition of proved reserves or alternatively, remove this disclosure from your document. We may have further comment upon review of these materials.

     Response to Comment 28:

     The  Company  has  revised  the  Prospectus  to  include  as exhibit 12.1 the reserve report and the technical support justifying that the cited volumes meet the definition of "proved reserves."

     29. Please reconcile the PV-10 value you report on page 3 with the Standardized Measure of discounted future net cash flows you report on page 4. The Standardize Measure is the PV-10 value less future income taxes so it is not clear how the Standardize Measure can be higher than the PV-10 value as you report.

     Response to Comment 29:

     The Company has revised the Prospectus to respond to this comment.

     30. Include a risk factor that describes the fact that management lacks experience in the oil industry and how this fact may affect your results in the future.

     Response to Comment 30:

     The Company has revised the Prospectus to include a risk factor discussing management's experience.


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May 11, 2007
Page 9


     If you have any further questions, do not hesitate to contact me at (303) 830-1776 or William J. Bosso at (770) 777-
6795.

                                   Very truly yours,

                                   PATTON BOGGS LLP


                                   By: /s/ Alan L. Talesnick
                                      -------------------------
                                       Alan L. Talesnick

cc:Knight Energy Corp.
   c/o William J. Bosso, CEO




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